Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement

(Form S-3) and related Prospectus of City Holding Company and subsidiaries for the registration of $100,000,000 aggregate amount of its Common Stock, Preferred Stock, warrants and Units to purchase its Common Stock, and warrants to purchase its Preferred Stock, and to the incorporation by reference therein of our reports dated February 27, 2008, with respect to the consolidated financial statements of City Holding Company, and the effectiveness of internal control over financial reporting of City Holding Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Charleston, West Virginia
November 13, 2008